Exhibit 1

FOR IMMEDIATE RELEASE	28 JULY 2015

WPP PLC (“WPP”)

Kantar Media invests in data analytics firm BIScience

WPP announces that its wholly owned operating company Kantar Media, a global leader in media intelligence, has invested in BIScience (2009) Ltd. (“BIScience”), a data analytics firm that specializes in platforms for cross-channel and multi-country digital media monitoring, planning and optimization.

BIScience’s global coverage spans over 60 geographies, with competitive cross-channel intelligence and analytics for display, mobile, video, and programmatic media covering more than 500,000 publishers worldwide. Clients include Conduit, Digilant, Funbox, Matomy and the Media Initiatives Group. Founded in 2009, BIScience employs over 35 people and is based in Tel Aviv with an office in New York.

Kantar Media’s investment in BIScience will enable the daily tracking of 22 million publisher pages and monthly tracking of 14.5 million campaigns in over 35,000 ad platforms. Together, Kantar Media and BIScience will collaborate on cross-media and digital solutions that will help global and national advertisers, agencies and media owners make informed decisions on media investments and strategic communications.

Kantar Media is part of Kantar, the data investment management division of WPP and on its own the world’s second largest insight, information and consultancy group. By connecting the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 30,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are deployed by over half of the Fortune Top 500 companies.

Worldwide, WPP’s data investment management companies (including associates and investments) collectively generate revenues of almost US$5 billion and employ over 36,000 people. WPP’s media investment management companies (including associates and investments) generate revenues of over US$5 billion and employ over 26,000 people. Overall, the Group (including associates and investments) generates revenues of US$19 billion and employs over 188,000 across 112 countries.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1(212) 632 2239